UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GILAT SATELLITE NETWORKS LTD.
(Name of Subject Company)

GILAT SATELLITE NETWORKS LTD.
(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 0.20 PER SHARE
(Title of Class of Securities)

M51474118
(CUSIP Number of Class of Securities)

ALON LEVY
VICE PRESIDENT AND GENERAL COUNSEL
GILAT SATELLITE NETWORKS LTD.
21 YEGIA KAPAYIM STREET
PETAH TIKVAH, ISRAEL
+972-3-925-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Steven J. Glusband, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, New York 10005 (212) 732-3200	Adam M. Klein, Adv. Goldfarb Seligman & Co. 98 Yigal Alon Street Tel Aviv 6789141, Israel +972-3-608-9999

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is Gilat Satellite Networks Ltd., an Israeli company ("Gilat" or the “Company”). The Company's principal executive offices are located at 21 Yegia Kapayim, Petah Tikvah 49130, Israel; telephone: +972-3-925-2000.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's ordinary shares, par value NIS 0.20 per share ("Ordinary Shares" or "Shares"). As of November 4, 2014, there were 42,612,899 Ordinary Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1 above and are incorporated herein by reference. The Company’s website address is www.gilat.com. The information on the Company’s website should not be considered part of this Statement.

This Statement relates to the offer by FIMI Opportunity IV Fund 2007, L.P., FIMI Israel Opportunity Fund IV, Limited Partnership, FIMI Opportunity V, L.P. and FIMI Israel Opportunity V, Limited Partnership, all limited partnerships that are part of a group of private equity funds known as the FIMI Funds (the “Purchasers”), to purchase from the Company’s shareholders ("Shareholders") 5,166,348 Ordinary Shares (the “Targeted Number of Shares”), which represent approximately 12.1% of the outstanding Ordinary Shares, at a price of $4.95 per Share, net to the seller in cash (subject to withholding taxes, as applicable), and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchasers' offer to purchase (the “Offer”). The Offer is disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by the Purchasers with the Securities and Exchange Commission (“SEC”) on October 24, 2014. The Purchasers' offer to purchase (the “Offer to Purchase”) is filed as Exhibit (a)(1)(A).

The Schedule TO states that the Purchasers' principal executive offices are addressed at FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel; telephone: +972-3-565-2244.

According to the Offer to Purchase, as of October 23, 2014, the Purchasers beneficially owned 9,776,324 Ordinary Shares, representing approximately 22.9% of the Company's outstanding Ordinary Shares and approximately 22.9% of the total voting power represented by all of the Company's outstanding voting securities. Following the successful consummation of the Offer, the Purchaser will beneficially own 14,942,672 Ordinary Shares, representing approximately 35.1% of the Company’s outstanding Ordinary Shares.

If the number of Shares that are validly tendered, and not withdrawn, in the Offer exceeds the Targeted Number of Shares, the Purchaser will purchase the Targeted Number of Shares  on a pro rata basis from all tendering shareholders.  The proration factor, if any, will be calculated by dividing (x) 5,166,348 Shares (the Targeted Number of Shares) by (y) the aggregate number of Shares validly tendered pursuant to the Offer and not properly withdrawn in the U.S. and Israel.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described or referred to in this Statement, to the Company’s knowledge, as of the date on which this Statement was filed with the SEC, no material agreement, arrangement or understanding exists, nor is there an actual or potential conflict of interest, between (a) the Company, its executive officers, directors or affiliates and (b) the Purchaser.

Ishay Davidi, a member of the Company's board of directors, is the founder of the FIMI Funds and the Chief Executive Officer of FIMI IV 2007 Ltd. and FIMI Five 2012 Ltd., which are the general partners of the Purchasers. The two general partners are controlled by Shira and Ishay Davidi Management Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and shares voting and dispositive power with Shira and Ishay Davidi Management Ltd. with respect to the Shares held by the Purchasers.

Amiram Boehm, a member of the Company's board of directors, is a partner in the FIMI Funds.

In December 2012, FIMI IV 2007 Ltd. was granted options to purchase 100,000 Ordinary Shares, as approved by the Company's audit committee, board of directors and shareholders. In addition, FIMI IV 2007 Ltd. receives compensation for the services of Ishay Davidi and Amiram Boehm as members of the Company's board of directors equivalent to the amounts paid to other non-employee members of the Company's board of directors, as approved by the shareholders of the Company on December 31, 2013. For more information, see the proxy statement filed by the Company on Form 6-K on November 26, 2013.

On September 17, 2014, the Purchasers entered into an agreement (the “York Agreement”) with York Capital Management, L.P., York Multi-Strategy Master Fund, L.P., York Credit Opportunities Fund, L.P., York Credit Opportunities Master Fund, L.P., Jorvik Multi-Strategy Master Fund, L.P. and Permal York Ltd. (collectively, “York”) pursuant to which York undertook to tender to the Purchasers 5,166,348 Ordinary Shares in the Offer, which equals the Targeted Number of Shares. On such date, York was the holder of 6,015,530 Ordinary Shares, constituting approximately 14% of the outstanding Ordinary Shares. On September 30, 2014, Mr. Jeremy Blank, a partner and senior managing director with York, resigned from the Board of Directors of the Company.  Mr. Blank had been a member of the Board since July 2005.  The York Agreement was filed on September 18, 2014 as an exhibit to Amendment No. 10 to York’s Schedule 13D.  The foregoing description of York Agreement does not purport to be complete.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

 (a) Solicitation or Recommendation

Based upon a determination of the Board, the Board of Directors of the Company is expressing no opinion and is remaining neutral with respect to the Offer.  The Company urges each Shareholder to make his, her or its own decision as to whether to tender its Shares and, if so, how many Shares to tender. Messrs. Davidi and Boehm, directors of the Company, have conflicts of interest (as described in Item 3 above) and did not participate in the consideration of the Offer by the Board. Each shareholder should carefully read the Offer to Purchase, the Letter of Transmittal and other materials related to the Offer, and this Statement before making any decision regarding tendering its Shares and make such decision based on all of the available information, including the adequacy of the Offer Price in light of the recent market prices of the Ordinary Shares, the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, the factors described below and any other factors that the shareholder deems relevant to its investment decision.

The Board suggests that shareholders consider, among other things, the following factors in deciding whether to tender their Shares in the Offer:

•
Individual factors: the Shareholder’s own investment objectives including, but not limited, to such Shareholder’s risk profile, size and nature of investment in the Company, investment time horizon and tax ramifications.  A discussion of general tax ramifications of tendering Shares in the Offer is set forth in Section 5 of the Offer to Purchase. This tax information has not been reviewed by the Company and is noted herein for reference purposes only;

•
Historical market prices of the Ordinary Shares: The closing price of the Shares on the Nasdaq Global Select Market on November 4, 2014 was $4.99 per share, which is approximately 0.8% higher than the Offer Price. Shareholders should review the information regarding the Company’s share price performance set forth in Section 6 of the Offer to Purchase (“Price Range of the Shares, etc.”) and also obtain a current market quotation for the Ordinary Shares;

•
Financial condition, results of operations, business and prospects of the Company: Shareholders should review the Company’s financial information set forth in its most recent annual report on Form 20-F and other reports of the Company filed with the SEC;

•
Identity of Purchaser: If the Offer is successfully consummated, the Purchaser will beneficially own approximately 35.1% of the Company's outstanding Shares. The Purchaser will then be in a position to exert significance influence on the Company, including the election of directors. See Section 9 of the Offer to Purchase for information about the Purchaser; and

•
Likelihood of pro-rationing.  Under the York Agreement, York has agreed to tender into the Offer a number of Shares that equals the Targeted Number of Shares.  If York performs its obligations under the York Agreement, and at least one person other than York tenders Shares into the Offer and does not withdraw them, then the Offer will be subject to pro-rationing and the Purchasers will purchase the Targeted Number of Shares on a pro rata basis from all tendering shareholders, including York.

In addition, Shareholders should consult their own financial, tax and legal advisors and make such other investigations concerning the Offer as they deem necessary, and York should consider its obligations under the York Agreement.

(b) Reasons

In determining not to express an opinion and to remain neutral with respect to the Offer, the Board of Directors considered a number of factors relating specifically to the Offer, including the following:

•
The Company has not participated in, and takes no responsibility for, the Offer. The Board believes that a Shareholder’s decision on whether or not to tender Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual Shareholder’s particular circumstances;

•	Except for the obligations of York under the York Agreement, there is no obligation on behalf of any Shareholder to tender any Shares in the Offer; and

•
The Board has not recently engaged a financial advisor to conduct a financial analysis or appraisal of the fair market value of the Ordinary Shares and therefore is not in a position to evaluate the adequacy of the Offer Price from a financial point of view.

(c) Intent to Tender

The description of the York Agreement set forth in Item 3 above is incorporated herein by reference.

To the Company’s knowledge, after making reasonable inquiry, no other executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the Ordinary Shares which are held of record or beneficially owned by such persons pursuant to the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated any other person to make solicitations or recommendations to Shareholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

On September 17, 2014, York entered into an agreement with Dov Baharav, the Chairman of the Board of the Company, providing for the sale by York to Mr. Baharav of 849,182 Ordinary Shares in a private transaction, at a price of $4.95 per share. This transaction was consummated on November 3, 2014.

During the past sixty (60) days, no other transactions in the Ordinary Shares have been effected by the Company or, to the Company’s knowledge, after making reasonable inquiry, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for or other acquisition of securities of the Company by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary thereof; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

There are no transactions, Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

Israeli Companies Law

As an Israeli company, the Company is subject to Section 328 of the Israel Companies Law, 1999-5759 (the “Companies Law”). In general, Section 328 provides that a “special tender offer” must be made by a purchaser of shares of a public company if, as a result of the acquisition, the purchaser would own more than 25% of the aggregate voting rights of the company and no other person owns at least 25% of the voting rights. Accordingly, in order for the Purchaser to purchase outstanding Ordinary Shares above the 25% threshold, the Purchaser is required to conduct a special tender offer meeting the requirements of Israeli law. In addition, under the Companies Law, once a shareholder owns in excess of 25% of the outstanding shares of a company, this shareholder may purchase shares in the open market or through private transactions, unless as a result of the purchase the shareholder would own in excess of 45% of the outstanding shares of the company, if no other person owns at least 45% of the voting rights of the Company. Moreover, according to Section 334 of the Companies Law, for a period of one year following the consummation of a special tender offer, none of the bidder in such special tender offer, a person who controlled the bidder during such special tender offer or any entity under their control, may affect another tender offer with respect to shares of the subject company or a merger with the subject company, unless they undertook to effect such transaction as part of the initial special tender offer.

Rights of Shareholders in the Offer

As set forth in the Offer to Purchase, a Shareholder will have no appraisal rights with respect to the Offer, and Shareholders may respond to the Offer by accepting the Offer or notifying the Purchaser of their objection to the Offer. Alternatively, they may simply do nothing and not tender their Shares or object to the Offer. Under the Companies Law, it is a condition to the Offer that the aggregate number of Shares tendered in the Offer is greater than the number of Shares represented in notices of objection. In making this calculation, the Purchaser is required to exclude Shares held by it. In addition, as set forth in the Offer to Purchase, Shareholders who submitted notices of objection with respect to the Offer will be entitled to tender their Ordinary Shares pursuant to the Offer during an additional four calendar-day period commencing at the completion of the “Initial Offer Period”. During this four calendar-day period, Shareholders who have tendered their Ordinary Shares pursuant to the Offer will have no withdrawal rights.

ITEM 9. EXHIBITS.

NO.	DESCRIPTION

(a)(1)	Offer to Purchase, dated October 24, 2014 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed with the SEC on October 24, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 5, 2014

GILAT SATELLITE NETWORKS LTD. By: /s/ Erez Antebi Erez Antebi Chief Executive Officer